Part III, Item 1

- ☑ Investment Companies
- ☐ Retail Investors
- ☑ Issuers
- ☑ Brokers
- ☐ NMS Stock ATSs
- ☑ Asset Managers
- ☑ Principal Trading Firms
- ☑ Hedge Funds
- ☐ Market Makers
- ☑ Banks
- ☑ Dealers
- ☐ Other

Part III, Item 19: Fees

LNI does not charge a subscription, onboarding, or connectivity or message traffic fee (or any other fee that is not transaction-based) for use of the NMS Stock ATS services. LNI charges a transaction-based fee at the broker-dealer level, and not at the ATS level. See the response to Item 19.b. of this Part III for detail regarding the fees and charges by LNI.

LNI is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the H2O ATS as an execution venue. In matches between buy-side Subscribers, LNI is the only CAT executing broker associated with the trade and is therefore assessed a CAT fee for such transactions. LNI does not pass through these CAT fees to Subscribers.

In a match between a buy-side Subscriber and a broker-dealer, both LNI and the broker-dealer identified on the media/tape trade report would be assessed CAT fees for that transaction directly by FINRA. LNI does not pass through the CAT fees to the buy-side Subscriber. In a match between two broker-dealers, LNI is identified as one a CAT executing broker and one of the broker-dealers is identified as the other CAT executing broker on the media tape report; both LNI and that broker-dealer are assessed a CAT fee for that transaction. The other broker-dealer is identified on a non-media trade report and is not assessed a CAT fee. In these instances, LNI does not pass through the CAT fee that it is assessed on the media trade report to the broker-dealer that is on the non-media trade report.